MERUS LABS AND ENVOY COMPLETE AMALGAMATION

VANCOUVER, December 20, 2011 - Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) [TSX: ECG] [NASDAQ: ECGI] are pleased to announce the completion of their amalgamation, which formed a new company named “Merus Labs International Inc.” (“Merus”) pursuant to the definitive arrangement agreement announced on November 11, 2011 and plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

In connection with the closing of the Arrangement, Envoy closed its private placement (the “Private Placement”) of 4,196,500 units of Envoy (each, an “Envoy Unit”) at a price per Envoy Unit of $2.00 for total gross proceeds of $8,393,000. As a result of the Arrangement, each Envoy Unit consists of one common share of Merus (each, a “Merus Share”) and one half of one warrant (each whole warrant, a “Warrant”) of Merus, which entitles the holder to purchase an additional Merus Share at an exercise price of $3.00 per Merus Share at any time until December 2, 2014; however, if the closing price of the Merus Shares on the Toronto Stock Exchange (the “TSX”) exceed $4.00 for 20 consecutive trading days at any time, the term of the Warrants may be accelerated to the date which is 30 calendar days following the date a press release is issued announcing the reduced term of the Warrants. Envoy also issued 197,700 compensation options (each, a “Compensation Option”) as a finder’s fee. Each Compensation Option entitles its holders to purchase one Envoy Unit until December 2, 2014 at an exercise price of $2.00 per Envoy Unit.

“We are very pleased with the completion of the amalgamation with Envoy. Merus will now continue to grow our specialty pharma business with a much stronger balance sheet that has no long term debt and in excess of $10 million in cash. We anticipate significant organic and acquisition growth in 2012.” said Ahmad Doroudian, President and CEO of Merus.

Please see Merus’ news releases dated November 11, 2011 and December 8, 2011 for additional details regarding the Arrangement and Private Placement.

The Merus Shares are anticipated to commence trading on the TSX at the opening of the market on Thursday December 22, 2011 under the trading symbol “MSL” and on NASDAQ at the opening of the market on Thursday December 22, 2011 under the trading symbol “MSLI”. Envoy’s common shares will continue to trade on the TSX until the Merus Shares are listed on the TSX. While Envoy’s common shares will continue to trade, they will only entitle the holder to Merus Shares. In anticipation of the listing of the Merus Shares on the TSX and NASDAQ, the common shares of Old Merus have been delisted from the CNSX.

In addition, Envoy today released its financial results for the 2011 fiscal year. These financial results do not include the financial results of Old Merus and reflect the financial results of Envoy prior to the amalgamation with Old Merus and should not be taken as indicative of Merus’ financial results going forward. For the year ended September 30, 2011, Envoy incurred a net loss of ($7.5) million compared to a net loss of ($4.1) million for the year ended September 30, 2010. On a fully diluted per share basis the net loss for fiscal year 2011 was ($0.93) per share compared to ($0.50) in fiscal 2010. Excluding discontinued operations and restructuring costs, the net loss for the year ended September 30, 2011 was ($0.7) million, compared to a net loss of ($1.9) million for the year ended September 30, 2010. The per-share calculations are based on fully diluted, weighted average shares outstanding of approximately 8.0 million for both the current and prior year.

The Merus Shares are deemed registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Rule 12g-3(a) of the Exchange Act as Merus is the successor issuer to Envoy under Rule 12g-3.

Forward-looking Statements:

This press release may contain forward-looking statements that involve risks and uncertainties, such as statements relating to the anticipated trading date on the TSX for Merus Shares, the growth of the speciality pharma business and that Merus anticipates significant organic and acquisition growth in 2012. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Merus’ current judgment, actual results will almost always vary as a result of various factors, including, but not limited to, any delay in the listing of the Merus Shares on the TSX, the inability to growth the speciality pharma business, and the inability of Merus to grow either organically or by acquisitions. Except as required by applicable law, Merus does not intend to update any of the forward-looking statements so as to conform these statements to actual results. Investors should refer to the risks disclosed in the Merus’ reports filed from time to time with securities regulatory authorities.

For further information about Merus, please contact:
Ahmad Doroudian
President & Chief Executive Officer
Tel: 604.805.7783